SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

_________________

REUTERS GROUP PLC (Registrant)

Dated: April 25, 2006
By: /s/ Nancy C. Gardner

EXPLANATORY NOTE

This Form 6-K/A hereby amends the Form 6-K (the Original Report) submitted on 27 July 2005 which contained the 2005 Interim release for the six months to 30 June 2005.

The 2005 interim results are being re-submitted so that they are prepared on a consistent basis with the 2005 full year financial statements that were prepared for the first time under International Financial Reporting Standards (IFRS) and submitted on 17 March 2006.

Subsequent to the submission of the Original Report and as discussed in Reuters 2005 Annual Report on Form 20-F, the accounting treatment adopted in respect of one of the Company’s employee benefit plans, the Reuters Pension Fund (the RPF), was reconsidered, resulting in a change from a defined contribution plan to defined benefit plan.

Additionally, the financial information in this Form 6-K/A is updated for minor changes to the 31 December 2004 balance sheet arising from first-time adoption of IFRS as reflected in the final 31 December 2005 financial statements.

This Form 6-K/A does not otherwise revise, update, amend or restate the information presented in the Original Report or reflect any events that have occurred after the Original Report was submitted on 27 July 2005.

The impact of the restatement due to the RPF is to record a net pension obligation (net of tax) of £0 million as at 30 June 2004 and £166 million as at 30 June 2005. The net pension obligation (net of tax) was estimated at £139 million as at 31 December 2004. Net equity is reduced by the same amounts as at each reporting date.

Reported Group profit for the six month period to 30 June 2004 is £307 million (previously £303 million).

Reported Group profit for the six month period to 30 June 2005 is £130 million (previously £133 million).

26 July 2005

REUTERS UNVEILS GROWTH STRATEGY AS RECURRING REVENUE TURNS POSITIVE

London – Reuters (LSE: RTR.L; NASDAQ: RTRSY.O) today delivered its first quarter of positive underlying recurring revenue growth since 2001 and announced its strategy for growth beyond Fast Forward. The Fast Forward programme is due to complete at the end of this year, delivering its goals of business transformation and £440 million annualised cost savings in 2006.

Reuters outlined two elements of its growth strategy: strengthening the core business through steady revenue growth and further transformation; and accelerated revenue growth from adjacent “Core Plus” markets.

This strategy is expected to deliver

•	Three percentage points of revenue growth from “Core Plus” initiatives in 2008, in addition to core revenue growth in line with the market
•	An incremental £150 million of cost savings by 2010, taking total annualised cost savings since 2001 to over £1 billion
•

A £1 billion capital return to shareholders, including around $1 billion of proceeds from the proposed sale of Instinet Group. Reuters has today put in place an on-market buy-back programme, which is expected to run for up to two years.

Tom Glocer, Reuters Group Chief Executive, said: “It is a huge step forward for Reuters to see our most closely watched revenue measure – underlying recurring revenue – back in positive territory in Q2. With Fast Forward nearly complete, Reuters is healthier, more resilient and poised to deliver stronger revenue growth.

“I am very excited about the strategy for growth we are presenting today. It is ambitious, value-creating for our shareholders and motivating for our people.”

H1 2005 highlights

•	Q2 recurring revenue of £547 million, up an underlying 0.4% compared to the same period in 2004: first quarter of underlying recurring revenue growth since Q3 2001

•	Total H1 revenue of £1,139 million (H1 2004: £1,166 million)

•	Positive net sales every month in H1 2005

•	Trading profit* of £156 million (H1 2004: £176 million), after £10 million of IFRS-related accounting reductions

•	Reuters adjusted EPS** up 2% to 6.4p (H1 2004: 6.3p)

•	Dividend held at 3.85p.

These highlights, as well as the other financial information in this press release, should be read in conjunction with Reuters interim results, described in a separate press release also issued today.

*Trading profit is the non-GAAP measure now used by Reuters to give a clear picture of the operating performance of the business. It is defined as IFRS operating profit from continuing operations before Fast Forward and acquisition related restructuring, impairments and amortisation of intangibles acquired via business combinations, fair value movements and profits/losses from disposals.

**Adjusted EPS is defined as IFRS basic EPS from continuing operations before impairments & amortisation of intangibles acquired via business combinations, fair value movements, disposal profits / losses and related tax effects.

Steady growth and further transformation in the core business

Reuters growth prospects are built on a core business re-invigorated by the company’s Fast Forward programme. It serves the £6 billion p.a. market for financial information and related services, which has an expected long term growth rate of 2-4%. Through sales of Reuters desktops and enterprise-wide datafeeds, Reuters expects its core business to grow in line with the market.

Reuters intends to continue to transform its core business after completing Fast Forward to continue to improve time to market, product quality, network resilience and service. New initiatives announced today include concentrating product development into fewer centres; continuing to improve the timeliness and breadth of Reuters data by streamlining content management; modernising customer administration; and simplifying Reuters network of data centres. The sale of Radianz to BT Group cut the number of Reuters data centres from 250 to 160: further simplification is expected to reduce this number to around 10 globally by 2010.

Additional revenue growth – “Core Plus”

Reuters sees four key opportunities for further growth beyond its core business. These allow Reuters to expand its addressable market from £6 billion p.a. to £11 billion p.a. and target higher growth areas.

1. Electronic trading

A key trend across the financial markets is that trading is moving from the phone to the screen. Reuters is an established provider of electronic trading systems – its Dealing 3000 product supports an 18,000 strong trading community in inter-bank (dealer-to-dealer) foreign exchange. As dealer-to-customer trading goes electronic, Reuters will launch a multi-asset trading platform for markets including fixed income, derivatives, commodities and energy. Reuters has already started building its presence in these dealer-to-customer markets with the launch of four new systems this year, including Reuters Trading for Fixed Income. The extra investment announced today allows Reuters to accelerate its plans.

2. High value content

Structural changes in the financial markets, including the move to electronic trading and restructuring of sell-side research, are creating demand for new types of content. Reuters will introduce new content sets that provide context, analysis and insight to supplement the news, quotes, company fundamentals and research it currently provides.

3. A new approach to selling content and transactions services to whole enterprises

One of Reuters key competitive strengths is the relationship it has built with customers over two decades by selling enterprise-wide services such as datafeeds and market data systems. Reuters now plans to market these enterprise capabilities more cohesively and sell suites of components, designed to meet a greater proportion of customers’ needs in specific growth areas such as algorithmic trading.

4. New markets

Reuters plans to increase investment in new markets. It is scaling up its operations in China and India, building an online presence through reuters.com, mobile phones and IPTV to reach individual investors; and targeting growth in trading of new asset classes such as emissions, weather derivatives and property for further opportunities to launch electronic trading systems.

Capital structure

Included in the strategy update announced today is a plan to return £1 billion to shareholders, including the proceeds of around $1 billion from the Instinet Group sale, as previously disclosed. Reuters has today put this plan into effect by initiating an on-market buy-back programme, which is expected to run for up to two years.

Outlook

Core

For the second half of 2005, Reuters expects underlying recurring revenue growth of between 1% and 2%.

Reuters has raised its expectations of annualised cost savings from the Fast Forward programme in 2005 from £340 million to £360 million, and remains on track to deliver annualised Fast Forward cost savings of £440 million in 2006.

In 2006, following the successful completion of its Fast Forward programme, Reuters expects its core business to deliver revenue growth in line with the market and trading margins of about 17%, prior to any investment in new revenue and transformation initiatives. This is within the 17-20% range defined in 2001, even after including certain costs (equivalent to one percent of margin) now required under IFRS.

Investment to drive revenue growth

Given the immediacy of market opportunities, Reuters will invest £15 million in new revenue initiatives in the second half of 2005.

In 2006, Reuters expects that trading profit will be reduced by approximately £50 million, which is net of new revenue generated, in respect of investments to drive revenue growth. The equivalent reduction in trading profit in 2007 is expected to be approximately £20 million.

Investment to drive transformation

In the second half of 2005, Reuters expects to invest an additional £25 million in restructuring to initiate product development rationalisation. This will be followed by around £70 million of restructuring-driven costs in 2006, c. £60 million in 2007 and c. £15 million in 2008. These additional costs will be taken as a reduction to trading profits and margins.

Capital expenditure is expected to remain at around £150 million p.a. for 2006 and 2007, driven principally by Reuters continuing investment in data centre resilience.

Benefits

Reuters is investing to drive long term, sustainable growth in trading profits through an optimal combination of revenue growth and margin improvement.

As a result of its investment in growth initiatives, Reuters expects to deliver one percentage point of revenue growth from new initiatives in 2006, in addition to revenue growth in the core business in line with the market. Additional revenue growth from new initiatives is expected to reach 3% in 2008, and to be contributing to profitability.

As well as being key enablers of revenue growth, Reuters transformation initiatives are expected to deliver estimated cost savings of £20 million in 2007, rising to c. £60 million in 2008 and c. £150 million in 2010, by which time total annualised cost savings since 2001 will amount to over £1bn.

Contacts

Miriam McKay	Tel: +44 (0) 20 7542 7057

miriam.mckay@reuters.com

Investors

Karen Almeida	Tel: +44 (0) 20 7542 8617

karen.almeida@reuters.com

Steve Trowbridge	Tel: +44 (0) 20 7542 5177

steve.trowbridge@reuters.com

Press

Johnny Weir	Tel: +44 (0) 20 7542 5211

johnny.weir@reuters.com

Notes

There is an important timing difference between subscription sales and subscription (recurring) revenue. Reuters recognises a sale on receipt of a signed order from a customer. Revenue is recorded when a sold product is installed, a process which typically takes between one and three months but is often dependent on customer and product roll-out schedules.

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of MoneylineTelerate in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Annual Report and Form 20-F, Reuters Group revenues were £2.9 billion. In the 2005 Interim press release, Instinet is treated as a discontinued operation.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters Group interim results presentation for investors and analysts will be webcast live today from 09:30 BST and available for replay from 13:00 BST at http://about.reuters.com/webcast/resultsq205.

Reuters will hold a conference call for US investors at 15:00 BST/10:00 EDT. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme or the strategies outlined in its press releases dated 26 July 2005
•	unfavourable conditions in financial markets
•	the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings
•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products
•	the dependency of Reuters Group on third parties for the provision of certain network and other services
•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic
•	any significant declines in the valuation of companies in which Reuters has invested
•	the impact of significant competition in the financial information and trading communities
•	changes in the regulatory or competitive environment
•	adverse governmental action in countries where Reuters conducts activities
•	the ability of the Group to realise the benefit of acquisitions and disposals
•	any issues identified with controls over financial reporting in the project to achieve compliance with Sarbanes Oxley Act, section 404
•	the impact that evolutionary changes in or interpretations of the new IFRS accounting standards may have on figures previously reported and/or projected

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2004. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends

REUTERS GROUP PLC – INTERIM RESULTS	26 July 2005
for the six months to 30 June 2005

REUTERS UNDERLYING RECURRING REVENUE RETURNS TO GROWTH

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004*	Restated 2004*
	£m	£m	£m
Statutory Results (unaudited)
Continuing operations
Revenue	1,139	1,166	2,339
Operating profit	105	100	194
Finance costs/income	(3)	(4)	(12)
Profit on disposals of associates & fixed asset investments	38	201	203
Share of post-tax profits from associates and joint ventures	2	8	11
Profit before taxation	142	305	396
Profit for the period from continuing operations	115	284	356
Discontinued operations**
Profit for the period from discontinued operations	15	23	19
Reuters Group profit	130	307	375
Basic earnings per share	8.8p	21.6p	26.0p
Dividend per ordinary share	3.85p	3.85p	10.0p

Business Performance Measures*** (unaudited)
Reuters operating profit from continuing operations	105	100	194
Excluding:
Restructuring charges	41	70	120
Impairments & amortisation of business combination intangibles	9	7	16
Profit on disposal of subsidiaries	(4)	(1)	(4)
Fair value movements	5	-	-
Reuters trading profit	156	176	326
Reuters trading margin	13.7%	15.1%	14.0%
Reuters adjusted EPS	6.4p	6.3p	11.8p

Underlying revenue growth returns

•	Q2 recurring revenue of £547 million, up 0.4% compared to Q2 2004 on an underlying basis. First quarter of underlying recurring revenue growth since Q3 2001
•	Positive net sales every month in H1 2005
•	Trading profit of £156 million (H1 2004: £176 million) and trading margin of 13.7% (H1 2004: 15.1%)
•	Fast Forward delivered £53 million of cost savings in H1 2005; £287 million of annualised savings from the start of the programme.

2005 Guidance

•	For the second half of 2005, Reuters expects underlying recurring revenue growth of 1-2%
•	Reuters has raised its Fast Forward annualised cost savings estimate for 2005 from £340 million to £360 million. 2006 target remains cost savings of £440 million
•

Reuters expects to invest an additional £40 million in its core business during the second half of 2005 to accelerate the benefits of its new initiatives (see separate press release on growth initiatives issued by Reuters today). This represents £25 million of restructuring charges which will be included within trading profits and margins, and £15 million of incremental investments to drive new revenue growth.

* 2004 comparatives are presented for the first time under IFRS as set out in Note 6a. They differ from those published at the Divisional Profitability Briefing (1 June 2005) to remove Bridge Trading Company (BTC) from Continuing Operations. Following its sale to Instinet Group, it has now been included as a Discontinued Operation.

** Discontinued Operations include Radianz Limited (Radianz) and Instinet Group (including BTC) (see page 29)

*** This release includes certain non-GAAP figures which are business performance measures used to manage the business. See sections 9 and 11 for explanations and reconciliations to equivalent IFRS figures. Reconciliations of underlying change, which is stated at constant exchange rates and excludes acquisitions and disposals, to actual measurements, can be found from page 44 onwards and at www.about.reuters.com in the Investors section under Financial Data.

Tom Glocer, Reuters Chief Executive, said: “It is a huge step forward for Reuters to see our most closely watched revenue measure – underlying recurring revenue - back in positive territory in Q2. With Fast Forward nearly complete, Reuters is healthier, more resilient and poised to deliver stronger revenue growth. I am looking forward to building on those strong foundations as we move beyond Fast Forward.”

Contacts

Miriam McKay	Tel: +44 (0) 20 7542 7057

miriam.mckay@reuters.com

Investors

Karen Almeida	Tel: +44 (0) 20 7542 8617

karen.almeida@reuters.com

Steve Trowbridge	Tel: +44 (0) 20 7542 5177

steve.trowbridge@reuters.com

Press

Johnny Weir	Tel: +44 (0) 20 7542 5211

johnny.weir@reuters.com

Notes

There is an important timing difference between subscription sales and subscription (recurring) revenue. Reuters recognises a sale on receipt of a signed order from a customer. Revenue is recorded when a sold product is installed, a process which typically takes between one and three months but is often dependent on customer and product roll-out schedules.

In this release, “Reuters Group” and “Group” refer to Reuters Group PLC and its subsidiary undertakings including Instinet Group Incorporated (Instinet Group). “Reuters” refers to Reuters Group excluding Instinet Group. Instinet Group now includes Bridge Trading Company (BTC). “Radianz” refers to Radianz Limited.

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate (MLT) in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Annual Report and Form 20-F, Reuters Group revenues were £2.9 billion. In this release, Instinet Group is now been treated as a discontinued operation.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters Group interim results presentation for investors and analysts will be webcast live today from 09:30 BST and available for replay from 13:00 BST at http://about.reuters.com/webcast/resultsq205.

Reuters will hold a conference call for US investors at 15:00 BST/10:00 EDT. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See page 50 for a description of risk factors.

2005 Reuters Group Interim Results - Profit and Loss Review

Reuters revenue for the six months to 30 June 2005 was £1,139 million, a decrease of 2% compared to the first half 2004. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, the decline was 1% (H1 2004: 7% decline).

Recurring revenue, which accounted for 95% of Reuters revenue for the six months to 30 June 2005, was £1,077 million. Second quarter recurring revenue was £547 million, an underlying increase of 0.4% compared to the previous year (whilst actual growth in the quarter, including Moneyline Telerate (MLT), was 2%).

Net sales were positive every month during the first half of 2005, although performance by region varied. The Americas showed the best performance in the first half of 2005 despite a mixed reporting season among US investment banks. In the UK and Ireland, business conditions were challenging with continued rationalisation of activities, particularly by European banks. General conditions across Europe, Middle East and Africa have shown a slight improvement since Q1, particularly in the CIS, Turkey and Nordic regions. Meanwhile, Asia remains robust and has seen an improving recurring revenue trend driven by positive net sales every quarter since the beginning of 2004.

Trading costs (operating costs from continuing operations before Fast Forward and acquisition related restructuring charges, impairments & amortisation of intangibles acquired via business combinations, fair value movements and disposal profits/(losses) on subsidiaries) were £983 million in the first half of 2005, up 0.7% on an underlying basis and down 0.8% on an actual basis. Fast Forward restructuring charges were £40 million in the first half, in line with expectations, while £1 million of restructuring costs were incurred in relation to the integration of MLT. As stated upon completion of the acquisition in June 2005, the integration of MLT is expected to take 18 months and related integration costs are expected to be around £32 million. The acquisition added 30,000 desktop accesses taking total desktop accesses to 357,000.

Trading profit (operating profit from continuing operations before Fast Forward and acquisition related restructuring charges, impairments & amortisation of intangibles acquired via business combinations, fair value movements and disposal profits/(losses) on subsidiaries) was £156 million (H1 2004: £176 million). Adoption of IFRS had a £10 million greater adverse impact on costs in H1 2005 than H1 2004. Reuters trading margin was 13.7%, compared to 15.1% in the first half of 2004.

IFRS operating profit from continuing operations totalled £105 million in the six months to 30 June 2005 (H1 2004: £100 million). Profits from disposals of subsidiaries (now included in the definition of Operating Profit under IFRS) totalled £4 million in the first half of 2005. This compared to £1 million in the first half of 2004 when the disposals of TowerGroup, Yankee Group and ORT SAS Group completed.

Group profit for the period, including profit from discontinued operations, was £130 million. Discontinued operations represent Instinet Group (including Bridge Trading Company (BTC)) pending its acquisition by The NASDAQ Stock Market Incorporated (NASDAQ) and Radianz Limited (Radianz) which was sold to BT Group plc (BT) in April 2005. The £15 million profit for the period from discontinued operations included £19 million from Instinet Group (H1 2004: £18 million) partly offset by losses on disposals of £4 million from the sale of Radianz and the deemed partial disposal of BTC.

Reuters adjusted earnings per share (basic EPS from continuing operations before impairments & amortisation of business combination intangibles, fair value movements, profits/(losses) from disposals and related tax effects) was up 2% to 6.4p (H1 2004: 6.3p). Adjusted earnings per share includes restructuring charges.

The Group’s net funds decreased in the first half of 2005 by £13 million, from £326 million to £313 million. Of this movement, £14 million relates to an increase in net debt for continuing operations, and £1 million relates to an increase in net funds for discontinued operations.

Reuters continuing operations generated free cash flow of £8 million in the first half of 2005 (H1 2004: £137 million). The reduction was partly due to cash outflows for Fast Forward restructuring costs which totalled £71 million (H1 2004: £49 million). As forecast, capital expenditure increased to £75 million (H1 2004: £44 million) as a result of £20 million of additional spend on Reuters new Canary

Wharf headquarters in London and £9 million to improve service resilience. The 2004 free cash flow figure also included £49 million of cash proceeds from property disposals, not repeated in 2005.

In addition to free cash flow, the £14 million increase in net debt for continuing operations includes a £69 million increase due to the application of IAS 39 (from 1 January 2005), dividends paid of £86 million, proceeds from disposals net of acquisitions of £79 million, repayment of the £18 million interim funding loan by MLT and an increase of £23 million relating to translation differences arising on net debt.

Business Divisions Review (this section is based on performance measures used to manage the business)

Performance by Business Division for the six months ended 30 June 2005 (restated)

	Sales & Trading	Research & Asset Management	Enterprise	Media	Total
	£m	£m	£m	£m	£m
Revenue	764	125	176	74	1,139
Trading profit/(loss)	121	(12)	36	11	156
Trading margin	16%	(9%)	20%	14%	14%

Sales & Trading

Revenue from Sales & Trading, 67% of Reuters revenue for the half year, was £764 million (H1 2004: £779 million), an underlying and actual decline of 2% compared to the same period last year.

The number of installed accesses of Reuters Xtra family products grew by 7,900 to 115,500 during the first six months of 2005, driven by customers migrating to Reuters 3000 Xtra from legacy 2000/3000 series products and further competitive displacements. The growth in accesses, along with new sales, contributed to an 18% underlying growth in Reuters 3000 Xtra recurring revenue.

In the Reuters Trader family, reductions in legacy positions continue to be the main drag on recurring revenue. 2000/3000 series accesses fell by an underlying 35% year-on-year. This was faster than the underlying recurring revenue decline of 25% in the Reuters Trader family as a whole, as cancellations were mostly of lower value accesses. Migration to Reuters 3000 Xtra and continued gradual growth in new Reuters Trader positions (over 6,500 now installed) ensured that overall revenue retention within Reuters remained high.

Sales & Trading usage revenue grew by 8% on an underlying basis as Reuters spot and forward transaction systems continued to perform well in volatile foreign exchange markets.

Trading profit from Sales & Trading was £121 million (H1 2004: £146 million), at a 16% trading margin (H1 2004: 19%), reflecting higher IFRS charges in 2005 than 2004 as described earlier, as well as investments in service resilience and the build out of network capacity.

Research & Asset Management

Revenue from Research & Asset Management, 11% of revenue for the half year, was £125 million (H1 2004: £135 million), up 2% on an underlying basis. The 8% actual decline in revenue was driven by the disposals in the first half of 2004 of TowerGroup, Yankee Group and ORT SAS Group, as part of the Fast Forward programme.

On an underlying basis, the Reuters Knowledge family reported a 4% decline in revenues. The year-on-year comparison is distorted by a number of one-off items. The number of installed accesses of Reuters Knowledge is up 27% from a year ago. Reuters Knowledge is also seeing good take-up when sold in packages with Reuters premium products such as Reuters 3000 Xtra.

Reuters Wealth Manager family underlying revenues were up 5% (6% on an actual basis). This followed strong performances from Reuters Plus, the US retail equities product, and Lipper, the

Reuters fund information subsidiary. Lipper reported 28% growth in underlying revenues, while actual revenues were up 33% following its acquisition of Fitzrovia, completed in October 2004. After its launch in H2 2004, Reuters Wealth Manager continues to build its presence and has now sold 6,800 positions, a combination of new growth and migrations from legacy products such as Reuters Markets Monitor.

Research & Asset Management reported a trading loss of £12 million (H1 2004: £2 million loss). This £10 million decline is due partly to the removal of net profits from TowerGroup, Yankee Group and ORT SAS Group, sold in 2004. Higher costs were also driven by targeted sales campaigns to drive future top-line growth and investment to improve the performance of Reuters Wealth Manager.

Enterprise

Enterprise division revenue, 15% of total Reuters revenue for the half, was £176 million (H1 2004: £182 million), a decline of 3% on both an actual and underlying basis. This marks a significant slowdown in the rate of decline when compared to recent periods.

Reuters Enterprise Information revenue, which comprises 55% of the Enterprise division, was up 11% on an underlying basis in the first half of 2005. Real time datafeeds revenue grew at an underlying 2% (1% growth at actual rates), reversing the trend of recent periods, as customers increased their consumption of data. This balanced the reduction in site numbers caused by the migration of smaller customers to more lightweight, hosted solutions. Reuters Datascope revenue grew 59% at underlying rates assisted by a strong product offering and improved market conditions in the US.

Reuters Information Management, 27% of divisional revenue, was down 21% on both an underlying and actual basis. Reuters Market Data System (RMDS) maintenance and rental revenue grew slightly at underlying rates, but was more than offset by Reuters ongoing withdrawal from bespoke infrastructure development as part of the Fast Forward programme. This withdrawal, combined with fewer new large RMDS installations, contributed to a £9 million (58%) decline in underlying outright revenues (a decline of £10 million, 59% at actual rates) in this product family.

Both underlying and actual revenues from Reuters Trade and Risk Management fell by 5%. This was due mainly to a 23% fall in outright revenue derived from Risk products. After a strong fourth quarter in 2004, outright revenues in the first half of 2005 were seasonally weaker, but are expected to improve in the second half with a number of significant sales in recent months and a strong order pipeline.

First half trading profit in the Enterprise division rose to £36 million (H1 2004: £25 million), a 20% trading margin (H1 2004: 13%). Offsetting the revenue decline were significant savings resulting from scaling back the dedicated solutions services groups following the decision to exit the bespoke solutions business as part of Fast Forward.

Media

Media revenue, 7% of Reuters total revenue for the half, was up by an underlying 6% (4% on an actual basis) to £74 million (H1 2004: £70 million). The core agency business remains strong, with TV-based usage revenue up 38% on an underlying basis reflecting high interest in the major news events that occurred in the last six months. Revenue growth from advertising on the reuters.com family of websites largely offset the impact of rationalising online syndication products.

Media trading profits rose to £11 million (14% trading margin), up from £7 million (11% trading margin) in 2004 with good revenue growth assisted by strong control over expenditure.

Fast Forward progress review

As Reuters enters the last six months of its three year Fast Forward programme, it remains on target to achieve its goals of becoming more competitive, less complex, more service-driven and more efficient.

Reuters strengthened its competitive position in the first half of 2005 with the launch of dealer to customer electronic transaction services for fixed income (Reuters Trading for Fixed Income) and foreign exchange (Reuters Trading for Foreign Exchange) markets. The acquisition of MLT expanded Reuters presence (especially in the fixed income market) and brought leading benchmark content and reference pages, with a primary focus on money markets and fixed income.

Reuters has become less complex from both a customer and internal management perspective. Among other asset sales, the divestment of Radianz to BT was completed in the first half of 2005. This has enabled Reuters to upgrade its distribution networks as well as deliver considerable cost savings. It is also an important first step in the planned rationalisation of Reuters data centres.

Following the improvements in customer satisfaction in 2003 and 2004, Reuters continued to recruit and train new service staff and made further investment in service resilience in the first half of 2005. Reuters ongoing survey of customer satisfaction showed further improvements during this period.

Efficiency gains continued with Fast Forward cost savings of £53 million in the first half of 2005, bringing total annualised cost savings since Fast Forward started to £287 million.

2005 Guidance

For the second half of 2005, Reuters expects underlying recurring revenue growth of between 1% to 2%.

Reuters has raised its expectation of cost savings from the Fast Forward programme in 2005 from £340 million to £360 million, and remains on track to deliver Fast Forward cost savings of £440 million in 2006.

Reuters expects to invest an additional £40 million in its core business during the second half of 2005 to accelerate the benefits of its new growth initiatives (see separate press release on growth initiatives issued by Reuters today). This represents £25 million of restructuring charges which will, in future, be included within trading profits and margins, and £15 million of incremental investments to drive new revenue growth.

Summarised financial statements for the six months to 30 June 2005 (unaudited)

Contents

1)	Consolidated income statement for the six months to 30 June 2005 (unaudited)

2)	Consolidated statement of recognised income and expense for the six months to 30 June 2005 (unaudited)

3)	Consolidated cash flow statement for the six months to 30 June 2005 (unaudited)

4)	Consolidated balance sheet at 30 June 2005 (unaudited)

5)	Divisional analysis (unaudited)
5a)	Divisional results – six months to 30 June 2005 (unaudited)
5b)	Reuters revenue by Division by type - six months to 30 June 2005 (unaudited)
5c)	Reuters revenue by Division by product family - six months to 30 June 2005 (unaudited)
5d)	Reuters revenue by geography - six months to 30 June 2005 (unaudited)

6)	Notes to the interim results for the six months to 30 June 2005 (unaudited)
6a)	Principal accounting policies (unaudited)
6b)	Consolidated statement of changes in equity (unaudited)
6c)	Dividends per share for the six months to 30 June 2005 (unaudited)
6d)	Operating costs & other operating income for the six months to 30 June 2005 (unaudited)
6e)	Reconciliation of net cash flow to movement in net funds/(debt) for the six months to 30 June 2005 (unaudited)
6f)	Net cash flows from continuing operating activities for the six months to 30 June 2005 (unaudited)
6g)	Net cash flows from discontinued operating activities for the six months to 30 June 2005 (unaudited)
6h)	Acquisitions (unaudited)
6i)	Discontinued operations (unaudited)

7)	Reconciliations of UK GAAP to IFRS (unaudited)
7a)	Reconciliation of the consolidated income statement for the six months to 30 June 2004 (unaudited)
7b)	Reconciliation of the consolidated income statement for the year to 31 December 2004 (unaudited)
7c)	Reconciliation of shareholders’ equity (unaudited)
7d)	Explanatory notes to the UK GAAP to IFRS reconciliations (unaudited)
7e)	Explanation of principal differences between the cash flow statements presented under UK GAAP and the cash flow statements presented under IFRS (unaudited)

8)	Share and dividend data (unaudited)

9)	Use of non-GAAP measures (unaudited)
9a)	Underlying results (unaudited)
9b)	Exclusion of restructuring charges (unaudited)
9c)	Exclusion of amortisation and impairments of intangibles acquired in a business combination, investment income, profit/(loss) from disposals, and fair value movements (unaudited)
9d)	Free cash flow (unaudited)

10)	Reuters quarterly product family statistics (unaudited)

11)	Reconciliation of non-GAAP measures (unaudited)
11a)	Reconciliation of IFRS operating profit to trading profit (unaudited)
11b)	Reconciliation of IFRS operating margin to trading margin (unaudited)
11c)	Reconciliation of IFRS operating profit to trading profit by Division (unaudited)
11d)	Reconciliation of IFRS operating margin to trading margin by Division (unaudited)

11e)	Reconciliation of Reuters non-GAAP basic EPS from continuing operations to IFRS basic EPS (unaudited)
11f)	Reconciliation of Reuters non-GAAP profit before taxation to IFRS profit before taxation (unaudited)
11g)	Reconciliation of IFRS percentage change to underlying change - Reuters revenue by Division by type – six months to 30 June 2005 (unaudited)
11h)	Reconciliation of IFRS percentage change to underlying change - Reuters revenue by Division by product family – six months to 30 June 2005 (unaudited)
11i)	Reconciliation of IFRS percentage change to underlying change - Reuters revenue by geography – six months to 30 June 2005 (unaudited)
11j)	Reconciliation of IFRS percentage change to underlying change - Reuters quarterly product family statistics (unaudited)
11k)	Reconciliation of IFRS percentage change to underlying change - Reuters quarterly product family statistics (unaudited)
11l)	Reconciliation of IFRS percentage change to underlying change - Operating costs and other operating income for the six months to 30 June 2005 (unaudited)
11m)	Reconciliation of cash generated from Reuters Group operations to Reuters Group free cash flow (unaudited)

12)	Forward-looking statements (unaudited)

1) Consolidated income statement for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	£m	£m	£m
CONTINUING OPERATIONS
Group revenue	1,139	1,166	2,339
Operating costs	(1,062)	(1,087)	(2,187)
Other operating income	28	21	42
Operating profit	105	100	194
Finance costs	(24)	(10)	(27)
Finance income	21	6	15
Profit on disposal of associates and fixed asset investments	38	201	203
Share of post-tax profits from associates and joint ventures*	2	8	11
Profit before taxation	142	305	396
Taxation	(27)	(21)	(40)
Profit for the period from continuing operations	115	284	356

DISCONTINUED OPERATIONS
Profit for the period from discontinued operations	15	23	19

PROFIT FOR THE PERIOD	130	307	375
Attributable to:
Equity holders of the parent	123	302	364
Minority interest	7	5	11
	130	307	375
EARNINGS PER SHARE
Basic	8.8p	21.6p	26.0p
Diluted	8.6p	21.0p	25.4p
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	8.2p	20.3p	25.4p
Diluted	8.0p	19.8p	24.8p

* Share of post-tax profits from associates and joint ventures includes a tax charge of £2 million (June 2004: £2 million, December 2004: £3 million)

Dividends paid and proposed during the period were £86 million and £54 million respectively (June 2004: £86 million and £54 million respectively, December 2004: £140 million paid & proposed)

2) Consolidated statement of recognised income and expense for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005 £ m	Restated 2004 £ m	Restated 2004 £ m
Profit for the period	130	307	375
Actuarial (losses)/gains on defined benefit plans, net of
taxation	(34)	27	(160)
Effect of asset ceiling on defined benefit plans, net of
taxation	—	(19)	—
Exchange adjustments offset in reserves, net of taxation	71	(17)	(58)
Translation differences taken to the income statement on disposal of assets	6	(3)	6
Fair value losses on available-for-sale financial assets, net of taxation	(87)	—	—
Revaluation of fair value hedges, net of taxation	(18)	—	—
Revaluation of net investment hedges, net of taxation	(18)	—	—
Share of income recognised directly in equity by associates/joint ventures	3	—	—

Net (losses) not recognised in income statement	(77)	(12)	(212)

Total recognised income for the period	53	295	163

3) Consolidated cash flow statement for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	£m	£m	£m
Cash flows from operating activities
Cash generated from continuing operations (note 6f)	69	145	307
Cash generated from discontinued operations (note 6g)	(10)	(78)	(27)
Interest received	10	9	19
Interest paid	(13)	(11)	(30)
Tax refunded /(paid)	5	(13)	(43)
Net cash from operating activities	61	52	226

Cash flows from investing activities
Acquisitions (net of cash acquired)	(86)	(9)	(78)
Disposals (net of cash disposed)	121	425	438
Purchases of property, plant and equipment	(80)	(47)	(109)
Proceeds from sale of property, plant and equipment	2	49	66
Purchases of intangible assets	(4)	(14)	(27)
Purchases of other assets	(1)	(1)	(1)
Proceeds from sale of other assets	67	13	25
Dividends received	2	2	5
Net cash (invested in)/generated from investing activities	21	418	319

Cash flows from financing activities
Proceeds from issue of shares	6	2	6
Decrease/(increase) in liquid resources	5	79	(105)
Increase in borrowings	23	-	-
Decrease in borrowings	-	(122)	(225)
Equity dividends paid to shareholders	(86)	(86)	(140)
Equity dividends paid to minority interests	-	-	-
Net cash flow from financing activities	(52)	(127)	(464)

Exchange gains/(losses) on cash and cash equivalents	31	(9)	(33)

Net increase in cash and cash equivalents	61	334	48

Cash and cash equivalents at the beginning of the period	561	513	513
Cash and cash equivalents at end of period	622	847	561

4) Consolidated balance sheet at 30 June 2005 (unaudited)

	30 June	30 June	31 December
	Restated 2005	Restated 2004	Restated 2004
	£m	£m	£m
ASSETS
Non-current assets	996	1,016	1,025
Current assets	789	1,757	1,410
Non-current assets classified as held for sale	975	-	145
Total Assets	2,760	2,773	2,580

LIABILITIES
Current liabilities	(906)	(1,552)	(1,249)
Non-current liabilities	(781)	(503)	(714)
Liabilities directly associated with non-current assets classified as held for sale	(376)	-	(47)
Total Liabilities	(2,063)	(2,055)	(2,010)

NET ASSETS	697	718	570

EQUITY
Capital and reserves attributable to the equity holders of the parent:
Share capital	359	358	359
Share premium	102	93	96
Other reserves	(1,671)	(1,723)	(1,755)
Retained earnings	1,683	1,790	1,671
	473	518	371
Minority interest	224	200	199
TOTAL EQUITY	697	718	570

5) Divisional analysis

The tables 5a-c below show a divisional analysis of revenue, costs and results from continuing operations, which reflect the way Reuters has been managed since 1 January 2004.

2004 comparatives are presented for the first time under IFRS. Following its sale to Instinet Group, BTC has now been included as a Discontinued Operation.

5a) Divisional results – six months to 30 June 2005 (unaudited)

	Six months to 30 June		% Change
	Restated 2005	Restated 2004	Restated Actual
Continuing operations	£m	£m
Sales & Trading	764	779	(2%)
Research & Asset Management	125	135	(8%)
Enterprise	176	182	(3%)
Media	74	70	4%
Reuters revenue	1,139	1,166	(2%)

Sales & Trading	(697)	(686)	2%
Research & Asset Management	(145)	(150)	(4%)
Enterprise	(150)	(183)	(18%)
Media	(70)	(68)	2%
Reuters operating costs	(1,062)	(1,087)	(2%)

Sales & Trading	19	5	-
Research & Asset Management	3	15	(77%)
Enterprise	4	1	-
Media	2	-	-
Reuters other operating income	28	21	41%

Sales & Trading	86	98	(13%)
Research & Asset Management	(17)	-	-
Enterprise	30	-	-
Media	6	2	-
Reuters operating profit	105	100	5%

5b) Reuters revenue by Division by type – six months to 30 June 2005 (unaudited)

	Six months to 30 June		% Change
	2005	2004	Actual	Underlying
Continuing operations	£m	£m

Recurring	727	743	(2%)	(2%)
Outright	2	2	(39%)	(42%)
Usage	35	34	4%	8%
Sales & Trading	764	779	(2%)	(2%)

Recurring	123	132	(7%)	3%
Outright	1	1	(48%)	(48%)
Usage	1	2	(59%)	(58%)
Research & Asset Management	125	135	(8%)	2%

Recurring	161	154	4%	5%
Outright	15	28	(44%)	(44%)
Enterprise	176	182	(3%)	(3%)

Recurring	66	64	1%	2%
Usage	8	6	38%	43%
Media	74	70	4%	6%

Recurring	1,077	1,093	(1%)	-
Outright	18	31	(44%)	(44%)
Usage	44	42	6%	9%
Total Reuters revenue	1,139	1,166	(2%)	(1%)

5c) Reuters revenue by Division by product family – six months to 30 June 2005 (unaudited)

	Six months to 30 June		% Change
	2005	2004	Actual	Underlying
	£m	£m

Reuters Xtra	426	389	10%	11%
Reuters Trader	177	229	(23%)	(25%)
Recoveries	161	161	-	(1%)
Sales & Trading	764	779	(2%)	(2%)

Reuters Xtra	32	31	6%	4%
Reuters Trader	4	5	(19%)	(21%)
Reuters Knowledge	24	39	(39%)	(4%)
Reuters Wealth Manager	65	60	6%	5%
Research & Asset Management	125	135	(8%)	2%

Enterprise	176	182	(3%)	(3%)

Media	74	70	4%	6%

Total Reuters revenue	1,139	1,166	(2%)	(1%)

Reuters product revenues are classified into product families, which are aligned to the Divisions as shown in the table above. Product families map directly to one Division with two exceptions. Reuters Xtra family and Reuters Trader family revenues, which are earned from Research & Asset Management clients, are attributed to that Division, with all other revenues in these families attributed to the Sales & Trading Division. Recoveries are included within Sales and Trading, which reflects the way the business is managed.

5d) Reuters revenue by geography – six months to 30 June 2005 (unaudited)

	Six months to 30 June		% Change
	2005	2004	Actual	Underlying
	£m	£m
UK and Ireland	195	188	4%	4%
EMEA West	181	192	(6%)	(5%)
EMEA East	269	290	(7%)	(8%)
Americas	301	307	(2%)	2%
Asia	193	189	2%	1%
Total Reuters revenue	1,139	1,166	(2%)	(1%)

6) Notes to the interim results for the six months ended 30 June 2005 (unaudited)

6a) Principal accounting policies

Basis of preparation

Prior to 2005 the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Practice (‘UK GAAP’). For the year ended 31 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with accounting standards adopted for use in the European Union (‘EU’). As such those financial statements will take account of the requirements and options in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards (IFRS)’ as they relate to the 2004 comparatives included therein.

Certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first-time adoption may result in a different application of accounting policies in the 2004 restated financial information to that which would apply if the 2004 financial statements were the first financial statements of the Group prepared in accordance with IFRS. An explanation of how transition from UK GAAP to IFRS has affected the Group’s financial position, income statement and cash flows is set out in section 7. The reconciliations set out in section 7 are based on the IFRS expected to be applicable as at 31 December 2005 and the interpretation of those standards. The IFRS and IFRIC interpretations that will be applicable at 31 December 2005 are not known with certainty. These condensed consolidated financial statements are based on management’s understanding of issued standards and interpretations and current facts and circumstances, which may change. For example, amended or additional standards or interpretations may be issued by the IASB. IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Due to a number of new and revised standards issued after December 2003 there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application of IFRS. Accordingly practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group’s first financial statements for the year ended 31 December 2005 cannot be determined with certainty.

The following accounting policies have been consistently applied to all periods presented, except those relating to the classification and measurement of financial instruments. The Group has made use of the exemption available under IFRS 1 to apply the standards related to financial instruments, IAS 32 and IAS 39, from 1 January 2005.

In addition, as at 31 December 2004 the Group has not adopted IFRS 5 ‘Non-current assets held for sale and discontinued operations’ which is only effective for financial years commencing on or after 1 January 2005. During 2005, the Group has applied IFRS 5 in its accounting for two subsidiary undertakings: Radianz and Instinet Group (which includes BTC).

The financial information contained in this report has been prepared on the basis of the accounting policies presented below and has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies. The auditors opinion on those accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act 1985.

Basis of accounting

The condensed interim financial report of Reuters Group has been prepared under the historical cost convention, except as disclosed in the accounting policies presented below.

The preparation of financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, include impairment of assets, accounting for employee share plans and defined benefit pension funds, provisions, allowances for doubtful accounts, deferred taxation, measurement of non-current assets held for sale and accounting for derivative assets and liabilities.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish accounting policies in line with the version of IFRS valid as at 31 December 2005 and in general, apply these policies retrospectively to prepare the IFRS opening balance sheet at a transition date of 1 January 2004.

Basis of consolidation

The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and Reuters Group’s share of the post-acquisition results of joint ventures and associates.

Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Group financial statements, accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates and joint ventures includes goodwill identified on acquisition plus the Group’s share of post-acquisition reserves.

The Group’s share of post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. When the Group’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. For Group reporting purposes, the results of associates and joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency translation

Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in pounds sterling, Reuters Group’s functional and presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow and investment hedges.

Translation differences on non-monetary items, such as investments held to maturity, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as available-for-sale financial assets and investments, are included in the fair value reserve in equity.

The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:

•	assets and liabilities are translated at the closing rate at the date of the balance sheet.
•

income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Revenue recognition

Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the period.

Revenue from sales of subscription-based real-time and historical information services is recognised rateably over the term of the subscription.

Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow Reuters to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

Transaction products usage revenue is accounted for on a trade date basis.

Interest income is accrued on a time basis, by reference to the amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying value.

Securities transactions between Instinet Group counterparties which pass through Instinet Group and in its role as agency brokers, are recorded on a settlement date basis and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Pensions and similar obligations

Group companies operate defined contribution and defined benefit pension plans and provide post-retirement medical benefits.

Payments to defined contribution pension plans are charged as an expense to the income statement as incurred when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made.

For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognised immediately in the statement of recognised income and expense.

Post-retirement medical benefits are provided to employees of some Group companies. The expected costs are accrued over the service lives of the employees using an accounting methodology similar to that for defined benefit pension plans.

Share-based payments

The Group issues equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period of the award. At each balance sheet date, Reuters revises its estimate of the number of options that are expected to become exercisable.

Cash-settled share based payments are accrued over the vesting period of the award based on the current fair market value at each balance sheet date.

When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill that was previously directly written off to reserves under UK GAAP is not included in the gain or loss on disposal of an entity.

Internally generated intangible assets – Product research and development

Expenditure on new or substantially improved products is capitalised as an intangible asset and amortised over the expected useful life of the product concerned. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product once completed. Capitalisation ceases when the product is ready for launch.

Expenditure on research activities and on development activities which do not meet the above criteria is charged to the income statement as incurred.

Other intangibles

Costs that are directly associated with the production of software for internal use in the business, are capitalised as an intangible asset. Software which forms an integral part of the related hardware is capitalised with that hardware and included within Property, Plant and Equipment. Software assets are amortised on a straight line basis over their expected useful economic lives.

Acquired intangible assets comprise computer software licences, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units).

Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation and includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives:

Freehold land	Not depreciated
Freehold buildings	Normally 50 years
Leasehold property	Over the term of the lease
Computer systems equipment, office equipment and motor vehicles	2 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less selling costs.

Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss

This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are initially recognised at fair value and subsequently remeasured at fair value. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market; they are included in trade and other receivables in the balance sheet. Assets in this category are recognised at amortised cost.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Assets in this category are recognised at amortised cost.

Available-for-sale financial assets

The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised at fair value and subsequently remeasured at fair value. Unrealised gains and losses arising from changes in fair value are recognised in equity.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. On disposal or impairment of the investment, gains or losses in equity are recycled through the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of detailed restructuring programmes. Provisions are not recognised for future operating losses.

Leasing

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are charged against profit on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Purchases and sales of financial assets

Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the Group. This includes securities transactions between Instinet Group counterparties which pass through Instinet Group in its role as agency broker and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods when the hedged item will affect profit and loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges for net investments in foreign operations are through derivatives and foreign currency borrowings. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement. Any gains or losses on foreign currency borrowings used as a hedge are recognised in equity.

Gains and losses accumulated in equity are included in the income statement on disposal of the foreign operation.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges under the Group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement. The Group does not hold or issue derivative financial instruments for speculative purposes.

Fair value estimation

The fair value of financial instruments traded in active markets (such as available for sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models or discounted cash flow techniques.

Interest in shares of Reuters Group PLC

Shares held by the employee share ownership trusts, excluding shares unconditionally vested, are recorded in the balance sheet as a deduction from shareholders’ equity at cost.

Dividend distribution

Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.

Taxation

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realisation or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised if the temporary differences arise from goodwill not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

6b) Consolidated statement of changes in equity (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	£ m	£ m	£ m
Balance at beginning of the period	570	494	494
Transitional adjustment on first time adoption of IAS 39*	129	—	—

As restated	699	494	494
Actuarial (losses)/gains on defined benefit plans, net of
taxation	(34)	27	(160)
Effect of the asset ceiling on defined pension plans, net of
taxation	—	(19)	—
Exchange adjustments offset in reserves, net of taxation	71	(17)	(58)
Fair value losses on available-for-sale financial assets, net
of taxation	(87)	—	—
Revaluation of fair value hedges, net of taxation	(18)	—	—
Revaluation of net investment hedges, net of taxation	(18)	—	—
Translation differences taken to the income statement on
disposal of assets	6	(3)	6
Share of income recognised directly in equity by
associates/joint ventures	3	—	—

Net expense recognised directly in equity	(77)	(12)	(212)
Profit for the period	130	307	375

Total recognised income for the period	53	295	163

Employee share scheme credits, net of taxation	21	9	41
Proceeds from shares issued	6	2	6
Dividends:
- Prior year final paid	(86)	(86)	(86)
- Current year interim paid	—	—	(54)
Other movements	4	4	6

Balance at the end of the period	697	718	570

Attributable to:
Equity holders of the company	473	518	371
Minority interest	224	200	199

* The transitional adjustment on the balance sheet at 1 January 2005 primarily comprises recognition of the fair value of the Group’s investments in SAVVIS (£45 million gain) and TSI (£86 million gain), offset by initial recognition of embedded derivatives (£14 million loss plus £3 million taxation credit).

6c) Dividends per share for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		Year to 31 December
	2005	2004	2004
	pence	pence	pence
DIVIDEND PER SHARE
Prior year final period	6.15	6.15	6.15
Current year interim paid	-	-	3.85

6d) Operating costs & other operating income for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		% Change
	Restated 2005	Restated 2004	Restated Actual	Restated Underlying
	£m	£m

Employee benefits costs	(441)	(460)	(4%)	(2%)
Services	(204)	(167)	22%	25%
Depreciation	(49)	(58)	(14%)	(13%)
Data	(129)	(126)	2%	3%
Communications	(140)	(155)	(10%)	(9%)
Space	(68)	(97)	(30%)	(30%)
Movements on other financial assets at fair value through profit and loss	(15)	-	-	-
Amortisation and impairments	(16)	(18)	(15%)	(16%)
Other costs	-	(6)	-	-
Operating costs	(1,062)	(1,087)	(2%)	(1%)

Other income	14	20	(28%)	(24%)
Fair value movements on derivatives	10	-	-	-
Profit on disposal of subsidiaries	4	1	-	-
Other operating income	28	21	41%	48%

6e) Reconciliation of net cash flow to movement in net funds/(debt) for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		Year to 31 December
	2005 Restated	2004	2004 Restated
	£m	£m	£m
Increase in cash and cash equivalents	61	334	48
Cash (outflow)/inflow from movement in borrowings	(23)	122	225
Cash (outflow)/inflow from movement in liquid resources*	(5)	(79)	105
Exchange gains on borrowings	20	7	19
	53	384	397
Net funds arising on disposal/acquisition	-	1	1
IAS 39 transitional adjustments	(69)	-	-
Fair value movements	(5)	-	-
Other non cash movements	8	-	5
Movement in net (debt)/funds**	(13)	385	403
Opening net funds/(debt)	326	(77)	(77)
Closing net funds	313	308	326

* Liquid resources consist of short term investments with a maturity date of greater than three months at inception.

** Net debt consists of cash and cash equivalents, other short-term investments, borrowings and finance leases.

6f) Net cash flows from continuing operating activities for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	£m	£m	£m
Net profit from continuing activities	115	284	356
Adjustments for:
Depreciation	49	58	112
Impairments	2	4	35
Amortisation and impairment of other intangibles	14	14	28
Loss on disposal of property, plant and equipment	-	1	1
Employee share scheme charge	16	3	22
Translation differences	(7)	10	9
Fair value movements in derivatives	(10)	-	-
Fair value movements in other financial assets at fair value through profit and loss	15	-	-
Profits on disposals	(42)	(202)	(207)
Share of profits/(losses) of associates and joint ventures	(2)	(8)	(11)
Interest income	(21)	(6)	(15)
Interest expense	24	10	27
Income taxes	27	21	40
Movements in working capital:
Decrease/(increase) in inventories	1	(1)	(1)
Decrease in trade and other receivables	3	7	2
Decrease in trade and other payables	(62)	(65)	(98)
(Increase/decrease) in pensions	5	(7)	(17)
(Decrease)/increase in provisions	(33)	13	16
Balance with discontinued operations	(25)	9	8

Cash generated from continuing operations	69	145	307

6g) Net cash flows from discontinued operating activities for the six months to 30 June 2005 (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	£ m	£ m	£ m
Profit for the period from discontinued activities	15	23	19
Adjustments for:
Profits after taxation of subsidiaries acquired with a view
to resale	—	—	(1)
Depreciation	4	11	18
Impairments	—	—	23
Amortisation and impairment of other intangibles	2	4	7
Loss on disposal of property, plant and equipment	—	1	2
Employee share scheme charge	5	6	11
Translation differences	(7)	4	—
Profits on disposals	(7)	(21)	(19)
Share of profits/(losses) of associates and joint ventures	—	4	—
Income from investments	—	—	(1)
Interest income	(6)	(1)	(7)
Interest expense	—	—	—
Income taxes	3	17	22
Movements in working capital:
(Increase)/decrease in trade and other receivables	(52)	(3)	146
Increase/(decrease) in trade and other payables	5	(99)	(212)
Decrease in pensions	(2)	—	(2)
Increase/(decrease) in provisions	5	(15)	(25)
Balance with continuing operations	25	(9)	(8)

Cash generated from discontinued operations	(10)	(78)	(27)

6h) Acquisitions

MLT

In December 2004, Reuters agreed to acquire substantially all of the business of MLT subject to regulatory approval and other completion conditions for consideration of $100 million in cash, subject to adjustment, and Reuters investment in SAVVIS Communications Corporation (SAVVIS) convertible preference shares. Regulatory approval was granted in the first half of 2005 and the acquisition was completed on 3 June 2005 when control passed. In addition to the main purchase of MLT, Reuters Japan KK acquired Quick Moneyline Telerate (QMT), the distributor of MLT’s products in Japan, by merger, on 6 June 2005. This transaction was accounted for as an acquisition in accordance with IFRS 3.

Total cash consideration for the combined purchases after working capital and other purchase price adjustments was £91 million and transaction costs of £8 million have been incurred to date. The SAVVIS investment was valued at £31 million at the date of acquisition (3 June 2005).

At 30 June 2005, the assets and liabilities of MLT were recorded at their book values of £12 million. Goodwill of £118 million was recorded in the balance sheet at 30 June 2005, however the fair values of acquired assets and liabilities are currently being reviewed and therefore this goodwill will be subject to potentially significant adjustments following the completion of the fair value exercise. It is therefore impracticable to disclose the fair value of assets acquired within this report. These will be disclosed in the 2005 Annual Report and Form 20-F.

Included within the Group income statement are revenues of £10 million and an operating loss of £1 million in respect of MLT’s post-acquisition results.

6i) Discontinued operations

The Group adopted IFRS 5 from 1 January 2005 prospectively in accordance with the standard’s provisions. The adoption of IFRS 5 has resulted in the presentation of Instinet Group (including BTC) and Radianz as discontinued operations at 30 June 2005. There is no impact on the prior year financial statements other than a change in the presentation of the results and cash flows of discontinued operations. The prior period balance sheets are not restated. The accounting treatment of the Group’s investment in Radianz in the 2004 financial statements is discussed further below.

The ‘Profit for the period from discontinued operations’ line within the income statement comprises the post-tax profit or loss of discontinued operations, and the post-tax profit or loss recognised on the measurement to fair value less costs to sell, or on the disposal of the assets or disposal groups.

	Six months to 30 June		Year to 31 December
	Restated 2005	2004	2004
	£m	£m	£m
DISCONTINUED OPERATIONS
Profits after taxation of subsidiaries acquired with a view to resale	-	5	1
Profits after taxation of non-current assets held for sale	19	18	39
Loss on disposal/re-measurement of subsidiaries	(4)	-	(21)
Profit for the period from discontinued operations	15	23	19

Subsidiaries acquired with a view to resale: Radianz

On 21 October 2004, Reuters entered into exclusive discussions with BT to secure a long term agreement for the provision of network services, including the sale of Radianz to BT. As a prerequisite to this agreement Reuters acquired Equant Group BV’s (Equant) 49% voting interest in Radianz, with a view to selling the 100% interest to BT.

On 29 April 2005 Reuters completed the sale of its 100% voting interest in Radianz to BT, for total proceeds of $219 million (£115 million).

Subsidiaries acquired with a view to resale are, by definition, discontinued operations under IFRS 5. However, IFRS 5 was only applicable from 1 January 2005, whereas the Group acquired the remaining 49% of the voting shares in Radianz in November 2004. Radianz was a subsidiary from this date, and was therefore consolidated under IAS 27 ‘Consolidated and Separate Financial Statements’. For presentation purposes, the results for the period and the balance sheet position at 31 December 2004 have been presented using the income statement and balance sheet headings of IFRS 5. This includes £9 million in respect of Reuters share of the disposal by Radianz of its Voice Services business.

The disposal of Radianz resulted in a loss on disposal of £2 million, which is presented in the income statement within ‘profit for the period from discontinued operations.’ This line also includes results for Radianz up to the date of disposal.

For the period ended 30 June 2004 and year ended 31 December 2004, Radianz results are included within discontinued operations.

Non-current assets held for sale: Instinet Group

On 22 April 2005, Instinet Group entered into a definitive agreement to be acquired by NASDAQ subject to regulatory approval. Reuters agreed to vote its stake in Instinet Group in favour of the acquisition.

Instinet Group is presented within discontinued operations in the income and cash flow statements and as a non-current asset held for sale in the balance sheet.

On 31 March 2005 Reuters transferred BTC, a soft dollar execution broker, to Instinet Group, for approximately 3.8 million shares of Instinet Group stock, valued at approximately $22 million.

The transfer to Instinet Group was a transaction between two of Reuters Group subsidiaries. A loss was realised of £3 million reflecting the disposal of BTC to Instinet Group. This loss is included in ‘profit for the period from discontinued operations’.

7) Reconciliations of UK GAAP to IFRS (unaudited)

An explanation of how the transition from UK GAAP to IFRS has affected the Group’s income statement, financial position, and cash flows is given in the reconciliations and explanatory notes below.

7a) Reconciliation of the consolidated income statement for the six months to 30 June 2004 (unaudited)

Refer also to the explanatory notes in 7d.

		Six months to 30 June 2004 Restated
	Note	UK GAAP £m	IFRS impact £m	Discontinued operations £m	IFRS £m
CONTINUING OPERATIONS
Group revenue		1,437		(271)	1,166

Development and software licences	2		3
Employee benefits - Share based payments	3		-
Employee benefits - Pension costs	4		2
Goodwill amortisation and impairment	5		24
IFRS adjustments to discontinued operations	7		(6)
Operating costs		(1,360)	23	250	(1,087)
Profit/(loss) on disposal of subsidiaries	8		(6)
Other operating income		28	(6)	(1)	21
Operating profit		105	17	(22)	100

Finance costs - net	6	(2)	(1)	(1)	(4)
Profit on disposal of associates and fixed asset investments	8	215	(2)	(12)	201

Share of profits/(losses) from associates and joint ventures	6	5	(1)	4	8
Share of joint venture disposal of investment		9	-	(9)	-
Share of profits/(losses) from associates and joint ventures		14	(1)	(5)	8
Profit/(loss) before taxation		332	13	(40)	305
Taxation	9	(39)	1	17	(21)
Profit/(loss) from continuing operations		293	14	(23)	284

DISCONTINUED OPERATIONS
Profit after tax from discontinued operations	12	-	-	23	23
Profit from discontinued operations		-	-	23	23

PROFIT FOR THE PERIOD		293	14	-	307
Attributable to:
Equity holders of the parent		286	14	2	302
Minority interest		7	-	(2)	5

Basic EPS		20.4p	1.0p	0.2p	21.6p
Basic EPS from continuing operations		21.0p	1.0p	(1.7p)	20.3p

7b) Reconciliation of the consolidated income statement for the year to 31 December 2004 (unaudited)

Refer also to the explanatory notes in 7d.

		Year ended 31 December 2004 Restated
	Note	UK GAAP £m	IFRS impact £m	Discontinued operations £m	IFRS £m
CONTINUING OPERATIONS
Group revenue		2,885	-	(546)	2,339

Development and software licences	2		(21)
Employee benefits - Share based payments	3		(7)
Employee benefits - Pension costs	4		7
Goodwill amortisation and impairment	5		40
IFRS adjustments to discontinued operations	7		(10)
Operating costs		(2,732)	9	536	(2,187)
Profit/(loss) on disposal of subsidiaries	8		(6)
Other operating income		50	(6)	(2)	42
Operating profit		203	3	(12)	194

Finance costs - net	6	(4)	(1)	(7)	(12)
Profit on disposal of associates and fixed asset investments	8	225	(2)	(20)	203

Share of profits/(losses) from associates and joint ventures	6	4	-	7	11
Share of JV disposal of investment		9	-	(9)	-
Share of profits/(losses) from associates and joint ventures		13	-	(2)	11
Profit/(loss) before taxation		437	-	(41)	396
Taxation	9	(73)	11	22	(40)
Profit/(loss) from continuing operations		364	11	(19)	356

DISCONTINUED OPERATIONS
Profit after tax from discontinued operations	12	-	-	19	19
Profit from discontinued operations		-	-	19	19

PROFIT FOR THE PERIOD		364	11	-	375
Attributable to:
Equity holders of the parent		351	11	2	364
Minority interest		13	-	(2)	11

Basic EPS		25.1p	0.8p	0.1p	26.0p
Basic EPS from continuing operations		26.0p	0.8p	(1.4p)	25.4p

7c) Reconciliation of shareholders’ equity (unaudited)

Refer also to the explanatory notes in 7d.

	Note	31 December 2004 Restated	30 June 2004 Restated	1 January 2004 Restated*

		£m	£m	£m
REPORTED UNDER UK GAAP		612	630	407

First time adoption of IFRS:	1
Development and software licences	2	49	49	49
Employee benefits	3, 4	(14)	(14)	(14)
Goodwill amortisation and impairments	5	6	6	6
Taxation	9	(21)	(21)	(21)
Post balance sheet events - Dividends	10	86	86	86
Financial assets and derivatives	11	-	-	-
Acquired intangible assets	1	(14)	(14)	(14)
Other		(5)	(5)	(5)
		87	87	87
Ongoing IFRS adjustments:
Development and software licences	2	(21)	2	-
Employee benefits	3, 4	(200)	7	-
Goodwill amortisation and impairments	5	29	19	-
Taxation	9	63	3	-
Post balance sheet events - Dividends	10	-	(32)	-
Financial assets and derivatives	11	-	-	-
Acquired intangible assets	1	(1)	2	-
Other		1	-	-
		(129)	1	-
IFRS impact		(42)	88	87

SHAREHOLDERS’ EQUITY UNDER IFRS		570	718	494

* Date of transition to IFRS for Reuters Group

7d) Explanatory notes to the UK GAAP to IFRS reconciliations

1.

Transition date and first-time adoption of IFRS; Reuters Group transition date to IFRS is 1 January 2004. All adjustments on first time adoption were recorded in shareholders’ equity on the date of transition except for adjustments relating to IAS 32 & 39: ‘Recognition, Measurement and Disclosure of Financial Instruments’ which were recorded in shareholders’ equity at 1 January 2005.

IFRS 1 ‘First-Time Adoption of International Financial Reporting Standards’ sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated financial information from that which would apply if the 2004 financial statements were the first financial statements. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions.

The most significant optional exemptions available taken by the Group are as follows:

(a)

Business combinations; The Group has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that took place prior to the transition date. Consequently, goodwill arising on business combinations before the transition date remains at its previous UK GAAP carrying value at the date of transition from the UK GAAP financial statements.

The functional currency of certain subsidiary goodwill and intangible balances has been changed to reflect the functional currency of the subsidiary to which the goodwill relates.

(b)	Employee benefits; The Group has elected to recognise all employee benefit scheme cumulative actuarial gains and losses in full in the Statement of Recognised Income and Expense.
(c)

Cumulative translation differences; Under IAS 21 ‘The effects of changes in foreign exchange rates’ cumulative translation differences within reserves are recycled from equity to the income statement on disposal of a foreign operation. In order to eliminate the need to retrospectively apply this requirement, Reuters Group took the exemption to set cumulative translation differences to zero at the date of transition.

(d)

Share-based payment transactions; The Group adopted the exemption in IFRS 1 which allows a first-time adopter to apply the new standard only to share options and equity instruments granted after 7 November 2002, that have not vested by 1 January 2005.

(e)

Financial instruments; Reuters took the exemption within IFRS to apply IAS 32 and IAS 39 from 1 January 2005. The transitional adjustments relating to IAS 39 are therefore not included within the reconciliations in section 7.

2.

Development and software licences; under UK GAAP both internally developed and acquired software licence costs were expensed through the profit and loss account in the year they were incurred. Under IFRS, the Group is required to capitalise expenditure on development of new or substantially improved products which is incurred between establishing technical feasibility and the asset becoming income generating, provided it satisfies all conditions set out in IAS 38. Therefore, under IFRS, Reuters Group continues to expense development and ongoing product maintenance, but capitalise new product development and software licenses.

3.

Employee benefits (share-based payments); under UK GAAP, charges were based on the intrinsic value of awarded shares at grant date, with no charge required for certain SAYE and Discretionary Share Option Plans (DSOP). Under IFRS the income statement cost is based on the fair value of all share-based awards at grant date if equity settled, or at the balance sheet date if cash settled. The cost is calculated using option pricing models and, for equity-settled awards, applies to all options granted after 7 November 2002 and amortised over the vesting period of the options.

4.

Employee benefits (pension costs); under UK GAAP, the expected costs of Defined Benefit pension plans and post-retirement medical benefits were charged against the income statement over the expected service lives of employees. The Group has elected to adopt the December 2004 amendments to IAS 19 ‘Employee Benefits’, hence differences between actual and expected return on assets, changes in the retirement benefit obligation due to experience and changes in actuarial assumptions are included in the Statement of Recognised Income and Expense. The amount reflected on the balance sheet is therefore the net fair value of defined benefit plan assets and liabilities. The service cost of post retirement benefits accruing, the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets are accounted for as operating costs. The Group has adopted the same assumptions under IAS 19 as were used for FRS 17 purposes, as disclosed under UK GAAP in the 2004 and 2003 financial statements. The restated opening IFRS balance sheet reflects the fair value of the plan assets and the present value of the defined benefit obligation of the Group’s defined benefit schemes. The Group anticipates that the revised version of IAS 19 will be endorsed by the EU prior to 31 December 2005.

5.

Goodwill amortisation and impairments; under UK GAAP goodwill was amortised through the income statement on a straight line basis and impairment reviews were carried out periodically or when a specific event occurred. Under IFRS 3, goodwill is not amortised through the income statement but instead is subject to an annual test for impairment resulting in adjustments in the income statement and the balance sheet

6.

Share of profits/(losses) from joint ventures and associates; is reported net of interest and taxation under IFRS, whereas under UK GAAP, interest and taxation were reported separately in the respective headings. Also, in 2004, when Reuters acquired the 49% voting interest in Radianz that it did not already own, under UK GAAP equity accounting continued for the original 51% interest and the 49% interest was held on the balance sheet as an asset held for sale. Under IFRS, from the date of acquisition of the remaining 49%, it was necessary to consolidate 100% of Radianz. IFRS 5 presentation was used, and hence the results of Radianz prior to 16 November 2004 were presented within discontinued operations on the income statement.

7.	IFRS adjustments to discontinued operations; these adjustments relate to employee benefit costs (as described in notes 3 and 4) and deferred taxation (as set out in note 9).

8.

Disposals; under UK GAAP the profit or loss on disposals represented the difference between the balance sheet carrying value and the net disposal proceeds. Under IFRS, any currency translation differences previously taken to reserves are now included in the profit on disposal calculation. Also, the carrying value will be higher under IFRS as subsidiary goodwill is no longer amortised.

9.

Taxation; under IFRS, deferred tax is recognised on the basis of temporary differences between the carrying value of assets and liabilities in the balance sheet, and their tax bases. Deferred tax has been recognised on the IFRS adjustments to the extent they result in a temporary difference. The principal items that result in adjustments to deferred tax between UK GAAP and IFRS are: financial asset and derivative valuations; fair values of employee benefits; development and software licenses; acquired intangible assets; and share based payments. The £6 million change in the carrying value of goodwill at 1 January 2004 represents the creation of a deferred tax liability on intangibles acquired in past combinations.

10.

Post-balance sheet events: dividends; Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed by the Directors. Under IFRS, dividends declared after the balance sheet date are not recognised as an adjusting post-balance sheet event. Dividends are only provided for when they are declared. The final 2003 dividend is derecognised on transition to IFRS and has been disclosed as a movement in reserves during 2004 alongside the 2004 interim dividend.

11.

Financial assets and derivatives; Under IFRS, the Group adopted IAS 32 and IAS 39 ‘Financial Instruments: Recognition and Measurement’ at the effective date of 1 January 2005. IAS 39 covers the recognition, measurement and derecognition of financial instruments for which there is no UK equivalent standard. The Group decided to take the exemption granted in IFRS 1 which removed the requirement to produce 2004 comparatives. Financial assets and liabilities recognised at 30 June 2004 and at 31 December 2004 have therefore been valued in accordance with the requirements of UK GAAP.

12.	Discontinued operations: the adoption of IFRS 5 has resulted in presentation of certain group subsidiaries as discontinued operations. This accounting treatment is discussed in section 6.

7e) Explanation of principal differences between the cash flow statements presented under UK GAAP and the cash flow statements presented under IFRS

The cash flow statement has been prepared in conformity with IAS 7 ‘Cash Flow Statements’. The principal differences between the 2004 cash flow statements presented in accordance with UK GAAP and the cash flow statement presented in accordance with IFRS for the same periods are as follows:

1.

Under UK GAAP, net cash flow from operating activities was determined before considering cash outflows from (a) returns on investments and servicing of finance, (b) dividends received from associates, and (c) taxes paid. Under IFRS, net cash flow from operating activities is determined after these items.

2.

Under UK GAAP foreign currency swap agreements and forward contracts are used to convert debt from one currency into another. The impact of derivatives with a positive fair value in 2005 was to reduce reported borrowings and recognised separately financial assets and financial liabilities for the related derivatives. Under IFRS, derivatives are reported separately and in the case of qualifying fair value hedges, are adjusted in reported borrowings.

3.	Under UK GAAP, capital expenditure, financial investments and acquisitions were classified separately, while under IFRS, they are classified as investing activities.

4.	Under UK GAAP, dividends paid were classified separately, while under IFRS, dividends paid are classified as financing activities.

5.

Under UK GAAP, movements in short-term investments were not included in cash but classified as management of liquid resources. Under IFRS, short-term investments with maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

8) Share and dividend data

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,405 million for the six months to June 2005 (June 2004: 1,398 million, December 2004: 1,400 million).

The interim dividend of 3.85 pence per share is payable on 31 August 2005 to ordinary shareholders on the register as at 5 August 2005. The interim dividend is payable on 7 September 2005 to American Depositary Shareholders on the record at 3 August 2005. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 3 August 2005.

9) Use of non-GAAP measures

To supplement IFRS measures, the Group undertakes further analysis to break out IFRS measures into their component parts, which result in the creation of certain measures which differ from the IFRS equivalents (‘non-GAAP measures’). The rationale for this analysis, and reconciliations to IFRS measures are set out below. These measures are used by management to measure the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

A more detailed explanation of certain of the key performance measures is set out on page 11 of Reuters Group PLC 2004 Annual Report and Form 20-F.

9a) Underlying results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results under IFRS) and in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals, as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

Underlying results reflect the operating results of the ongoing elements of each business unit, and measure the performance of management against variables over which they have control, without the impact of changes in rates of foreign exchange, and without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

Underlying figures also allow investors to compare the reported Reuters results with the forward-looking guidance issued by Reuters to the investor community. Because it is not able to forecast currency movements or the exact timing and impact of acquisition and disposal activity, Reuters communicates its revenue guidance to investors on an underlying basis. Therefore, providing the underlying results in addition to the actual reported results assists investors in making their own assessments of company performance against the guidance given by management.

Reconciliation between actual % changes and underlying % changes can be found at www.about.reuters.com in the Investors section under Financial Data.

9b) Exclusion of restructuring charges

Reuters results are viewed before and after the costs of Reuters business transformation plan (which includes the Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme, Reuters is incurring restructuring charges, relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward is a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme is scheduled to complete in 2005 as originally envisaged.

The Fast Forward programme is centrally managed, and its performance against targets is evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures.

Acquisition integration costs are once-off charges associated with transaction activity which do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures both including and excluding restructuring charges gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

9c) Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, and fair value movements

For certain cost, profit, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’ and ‘Trading Margin’. The rationale for isolating restructuring charges is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals

Reuters also isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business units. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

(Note: Amortisation and impairment charges in respect of software and research and development intangibles are included within operating costs.)

Fair value movements

Reuters also isolates the impact of movements in the fair value of available-for-sale financial assets, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Available-for-sale financial assets in the first half of 2005 comprised Reuters investments in SAVVIS convertible shares and Quick Corp. shares. These investments were sold as part of the acquisition consideration for MLT and QMT, respectively. Fair value movements for these investments during 2005 are analysed separately from the ongoing operations of the business units.

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is more appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business units and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken provide effective economic hedges, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the hedge may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business unit operating performance is managed against targets which exclude these factors.

Tax

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of tax charges and credits related to excluded items.

Dividend policy

Presenting earnings before the impact of restructuring charges, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to the Group’s dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. The Group’s dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements and profits/(losses) on disposals.

9d) Free cash flow

Reuters free cash flow is used as a performance measure and to assess the extent of the Group’s dividend cover from a cash perspective. Free cash flow is intended to measure all Reuters cash movements other than those which are both discretionary in nature and unrelated to ongoing operating activities such as purchase of shares by the ESOTs, loans with associates and joint ventures and dividends paid out by the Group. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

10) Reuters quarterly product family statistics (unaudited)

	Three months ended			Underlying percentage change
	June 2005	March 2005	June 2004	Versus March 2005	Versus June 2004

Period end accesses (000s)
3000 Xtra	96	92	79	4%	21%
Dealing	18	18	18	-	(1%)
Other Xtra	2	2	2	(3%)	45%
Reuters Xtra	116	112	99	3%	17%
2000/3000	37	39	55	(8%)	(35%)
Other Trader	75	55	56	-	(3%)
Reuters Trader	112	94	111	(3%)	(19%)
Knowledge & Wealth Manager	129	121	117	-	3%
Total period end accesses	357	327	327	-	-

Access driven revenue (£m)
Reuters Xtra	202	195	181	3%	11%
Reuters Trader	81	78	99	(5%)	(25%)
Knowledge & Wealth Manager	20	19	19	(1%)	2%
Total access driven revenue	303	292	299	1%	(1%)
Other recurring revenue	244	238	238	1%	2%
Recurring revenue	547	530	537	1%	-

Average revenue per access (£)
Reuters Xtra	590	591	625	-	(5%)
Reuters Trader	278	268	287	(1%)	(7%)
Knowledge & Wealth Manager	56	54	59	(1%)	(8%)
Total average revenue per access	298	298	312	1%	(3%)

11) Reconciliation of non-GAAP measures (unaudited)

11a) Reconciliation of IFRS operating profit to trading profit (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	£m	£m	£m

Reuters IFRS operating profit from continuing operations	105	100	194
Exclude:
Restructuring charges*	41	70	120
Impairments & amortisation of business combination intangibles	9	7	16
Profit on disposal of subsidiaries	(4)	(1)	(4)
Fair value movements	5	-	-
Reuters trading profit**	156	176	326

11b) Reconciliation of IFRS operating margin to trading margin (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	%	%	%

Reuters IFRS operating margin from continuing operations	9.2%	8.6%	8.3%
Exclude:
Restructuring charges*	3.6%	6.0%	5.2%
Impairments & amortisation of business combination intangibles	0.8%	0.6%	0.7%
Profit on disposal of subsidiaries	(0.4%)	(0.1%)	(0.2%)
Fair value movements	0.5%	-	-
Reuters trading margin**	13.7%	15.1%	14.0%

*Restructuring charges are included within employee costs, services, depreciation, data, communication and space costs.

**Reuters trading profit and trading margin are defined as operating profit from continuing operations before restructuring charges associated with Fast Forward and acquisitions, impairments & amortisation of intangibles acquired via business combinations, fair value movements and profits/(losses) from disposals of subsidiaries.

11c) Reconciliation of IFRS operating profit to trading profit by Division (unaudited)

	Six months to 30 June
	Restate 2005	Restated 2004
Continuing operations	£m	£m
Sales & Trading
Operating profit	86	98
Excluding:
Restructuring charges	24	36
Impairments & amortisation of business combination intangibles	5	4
(Profit)/loss on disposal of subsidiaries	(3)	8
Fair value movements	9	-
Trading profit	121	146

Research & Asset Management
Operating profit	(17)	-
Excluding:
Restructuring charges	5	9
Impairments & amortisation of business combination intangibles	1	1
(Profit) on disposal of subsidiaries	-	(12)
Fair value movements	(1)	-
Trading profit	(12)	(2)

Enterprise
Operating profit	30	-
Excluding:
Restructuring charges	6	21
Impairments & amortisation of business combination intangibles	2	2
Loss on disposal of subsidiaries	-	2
Fair value movements	(2)	-
Trading profit	36	25

Media
Operating profit	6	2
Excluding:
Restructuring charges	6	4
Impairments & amortisation of business combination intangibles	1	-
(Profit)/loss on disposal of subsidiaries	(1)	1
Fair value movements	(1)	-
Trading profit	11	7

11d) Reconciliation of IFRS operating margin to trading margin by Division (unaudited)

	Six months to 30 June
	Restated 2005	Restated 2004
Continuing operations	%	%
Sales & Trading
Operating margin	11%	13%
Excluding:
Restructuring charges	3%	4%
Impairments & amortisation of business combination intangibles	1%	1%
(Profit)/loss on disposal of subsidiaries	-	1%
Fair value movements	1%	-
Trading margin	16%	19%

Research & Asset Management
Operating margin	(13%)	-
Excluding:
Restructuring charges	4%	6%
Impairments & amortisation of business combination intangibles	1%	1%
(Profit) on disposal of subsidiaries	-	(9%)
Fair value movements	(1%)	-
Trading margin	(9%)	(2%)

Enterprise
Operating margin	17%	-
Excluding:
Restructuring charges	3%	11%
Impairments & amortisation of business combination intangibles	1%	1%
Loss on disposal of subsidiaries	-	1%
Fair value movements	(1%)	-
Trading margin	20%	13%

Media
Operating margin	8%	3%
Excluding:
Restructuring charges	7%	7%
Impairments & amortisation of business combination intangibles	1%	-
(Profit)/loss on disposal of subsidiaries	(1%)	1%
Fair value movements	(1%)	-
Trading margin	14%	11%

11e) Reconciliation of Reuters non-GAAP basic EPS from continuing operations to IFRS basic EPS (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	pence	pence	pence

Reuters basic EPS from continuing operations	8.2	20.3	25.4
Excluding:
Impairments & amortisation of business combination intangibles	0.7	0.5	1.1
Profit on disposals of subsidiaries, associates and joint ventures	(3.0)	(14.5)	(14.6)
Fair value movements	0.4	-	-
Adjustment to tax charge for tax effects of excluded items	0.1	-	(0.1)
Reuters basic EPS from continuing operations before impairments & amortisation of business combination intangibles, fair value movements, profits from disposals and related tax effects	6.4	6.3	11.8

11f) Reconciliation of Reuters non-GAAP profit before taxation to IFRS profit before taxation (unaudited)

	Six months to 30 June		Year to 31 December
	Restated 2005	Restated 2004	Restated 2004
	£m	£m	£m

Reuters profit before taxation from continuing operations	142	305	396
Excluding:
Impairments & amortisation of business combination intangibles	9	7	16
Profit on disposals of subsidiaries, associates and joint ventures	(42)	(202)	(207)
Fair value movements	5	-	-
Reuters profit from continuing operations before taxation, impairments & amortisation of business combination intangibles, fair value movements and profits from disposals	114	110	205

11g) Reconciliation of IFRS percentage change to underlying change - Reuters revenue by Division by type – six months to 30 June 2005 (unaudited)

	% change versus six months ended 30 June 2004
	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Recurring	(2%)	(1%)	1%	(2%)
Outright	(42%)	3%	-	(39%)
Usage	8%	(4%)	-	4%
Sales & Trading	(2%)	(1%)	1%	(2%)

Recurring	3%	(1%)	(9%)	(7%)
Outright	(48%)	-	-	(48%)
Usage	(58%)	(1%)	-	(59%)
Research & Asset Management	2%	(1%)	(9%)	(8%)

Recurring	5%	(1%)	-	4%
Outright	(44%)	-	-	(44%)
Enterprise	(3%)	-	-	(3%)

Recurring	2%	(1%)	-	1%
Usage	43%	(5%)	-	38%
Media	6%	(2%)	-	4%

Recurring	-	(1%)	-	(1%)
Outright	(44%)	-	-	(44%)
Usage	9%	(3%)	-	6%
Total Reuters revenue	(1%)	(1%)	-	(2%)

11h) Reconciliation of IFRS percentage change to underlying change - Reuters revenue by Division by product family – six months to 30 June 2005 (unaudited)

	% change versus six months ended 30 June 2004
	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Reuters Xtra	11%	(1%)	-	10%
Reuters Trader	(25%)	(1%)	3%	(23%)
Recoveries	(1%)	-	1%	-
Sales & Trading	(2%)	(1%)	1%	(2%)

Reuters Xtra	4%	2%	-	6%
Reuters Trader	(21%)	2%	-	(19%)
Reuters Knowledge	(4%)	(1%)	(34%)	(39%)
Reuters Wealth Manager	5%	(3%)	4%	6%
Research & Asset Management	2%	(1%)	(9%)	(8%)

Enterprise	(3%)	-	-	(3%)

Media	6%	(2%)	-	4%

Total Reuters revenue	(1%)	(1%)	-	(2%)

11i) Reconciliation of IFRS percentage change to underlying change - Reuters revenue by geography - six months to 30 June 2005 (unaudited)

	% change versus six months ended 30 June 2004
	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change
UK and Ireland	4%	(1%)	1%	4%
EMEA West	(5%)	2%	(3%)	(6%)
EMEA East	(8%)	-	1%	(7%)
Americas	2%	(3%)	(1%)	(2%)
Asia	1%	(1%)	2%	2%
Total Reuters revenue	(1%)	(1%)	-	(2%)

11j) Reconciliation of IFRS percentage change to underlying change - Reuters quarterly product family statistics (unaudited)

	% change versus three months ended 31 March 2005
	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Period end accesses
3000 Xtra	4%	-	-	4%
Dealing	-	-	-	-
Other Xtra	(3%)	-	-	(3%)
Reuters Xtra	3%	-	-	3%
2000/3000	(8%)	-	3%	(5%)
Other Trader	-	-	37%	37%
Reuters Trader	(3%)	-	23%	20%
Knowledge & Wealth Manager	-	-	6%	6%
Total period end accesses	-	-	9%	9%

Access driven revenue (£m)
Reuters Xtra	3%	-	-	3%
Reuters Trader	(5%)	1%	8%	4%
Knowledge & Wealth Manager	(1%)	1%	4%	4%
Total access driven revenue	1%	-	3%	4%
Other recurring revenue	1%	1%	1%	3%
Recurring revenue	1%	-	2%	3%

Average revenue per access (£)
Reuters Xtra	-	-	-	-
Reuters Trader	(1%)	1%	4%	4%
Knowledge & Wealth Manager	(1%)	-	6%	5%
Total average revenue per access	1%	-	(1%)	-

11k) Reconciliation of IFRS percentage change to underlying change - Reuters quarterly product family statistics (unaudited)

	% change versus three months ended 30 June 2004
	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Period end accesses
3000 Xtra	21%	-	-	21%
Dealing	(1%)	-	-	(1%)
Other Xtra	45%	-	-	45%
Reuters Xtra	17%	-	-	17%
2000/3000	(35%)	-	3%	(32%)
Other Trader	(3%)	-	36%	33%
Reuters Trader	(19%)	-	20%	1%
Knowledge & Wealth Manager	3%	-	7%	10%
Total period end accesses	-	-	9%	9%

Access driven revenue (£m)
Reuters Xtra	11%	-	-	11%
Reuters Trader	(25%)	-	7%	(18%)
Knowledge & Wealth Manager	2%	(2%)	5%	5%
Total access driven revenue	(1%)	-	2%	1%
Other recurring revenue	2%	-	1%	3%
Recurring revenue	-	-	2%	2%

Average revenue per access (£)
Reuters Xtra	(5%)	(1%)	-	(6%)
Reuters Trader	(7%)	1%	3%	(3%)
Knowledge & Wealth Manager	(8%)	(2%)	6%	(4%)
Total average revenue per access	(3%)	-	(1%)	(4%)

11l) Reconciliation of IFRS percentage change to underlying change - Operating costs and other operating income for the six months to 30 June 2005 (unaudited)

	% change versus six months ended 30 June 2004
	Restated Underlying change	Impact of currency	Impact of acquisitions & disposals	Restated Actual change

Employee benefits costs	(2%)	(1%)	(1%)	(4%)
Services	25%	(2%)	(1%)	22%
Depreciation	(13%)	-	(1%)	(14%)
Data	3%	(2%)	1%	2%
Communications	(9%)	(2%)	1%	(10%)
Space	(30%)	-	-	(30%)
Movements on other financial assets at fair value through profit and loss	-	-	-	-
Amortisation and impairments	(16%)	-	1%	(15%)
Other costs	-	-	-	-
Operating costs	(1%)	2%	(3%)	(2%)

Other income	(24%)	(4%)	-	(28%)
Fair value movements on derivatives	-	-	-	-
Profit on disposal of subsidiaries	-	-	-	-
Other operating income	48%	(7%)	-	41%

11m) Reconciliation of cash generated from Reuters Group operations to Reuters Group free cash flow (unaudited)

	Six months to 30 June 2005
	Continuing operations	Discontinued operations Restated	Reuters Group Restated
	£m	£m	£m
Cash generated from operations	69	(10)	59
Interest received	4	6	10
Interest paid	(13)	-	(13)
Tax refunded/(paid)	15	(10)	5
Purchases of property, plant and equipment	(75)	(5)	(80)
Proceeds from sale of property, plant and equipment	2	-	2
Purchases of intangible assets	(4)	-	(4)
Interim funding repayment from MLT	(18)	-	(18)
Dividends received from associates	2	-	2
Repayment of funds to BTC	26	(26)	-

Free cash flow	8	(45)	(37)

12) Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme or the strategies outlined in its press releases dated 26 July 2005
•	unfavourable conditions in financial markets
•	the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings
•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products
•	the dependency of Reuters Group on third parties for the provision of certain network and other services
•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic
•	any significant declines in the valuation of companies in which Reuters has invested
•	the impact of significant competition in the financial information and trading communities
•	changes in the regulatory or competitive environment
•	adverse governmental action in countries where Reuters conducts activities
•	the ability of the Group to realise the benefit of acquisitions and disposals
•	any issues identified with controls over financial reporting in the project to achieve compliance with Sarbanes Oxley Act, section 404
•	the impact that evolutionary changes in or interpretations of the new IFRS accounting standards may have on figures previously reported and/or projected

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2004. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 SEP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends